January 7, 2025

David Mann
Chief Executive Officer
Franklin Crypto Trust
One Franklin Parkway
San Mateo, CA 94403

       Re: Franklin Crypto Trust
           Amendment No. 1 to Registration Statement on Form S-1
           Filed December 11, 2024
           File No. 333-281615
Dear David Mann:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 16, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Key Service Providers--The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and Trade Credit Lender, page 1

1. We note your response to prior comment 4. Please revise to disclose the methodology the Administrator will use to calculate the Sponsor's fee. In addition, we note your revised disclosure on page 2 that the Sponsor may assume legal fees and expenses in excess of the amount stipulated in the Sponsor Agreement to help the Fund "achieve scale." Please revise to clarify what you mean by "achieve scale" in this context.
 January 7, 2025
Page 2
The Business of the Fund
The Underlying Index, page 117

2. We note your response to prior comment 25. Please revise to disclose here whether creations and redemptions and other sales or purchases of ether and bitcoin by the
       Fund are done in proportion to the balance of the Underlying Index such that the Trust will only need to be rebalanced if the Underlying Index changes the balance of ether and bitcoin.
The Trustee, page 146

3. We note your response to prior comment 32. Your disclosure on page 78 that the Fund is required to indemnify the Trustee is inconsistent with your disclosure on page 147 that the Trustee is entitled to indemnification from the Trust. Please revise for clarity and consistency.
The Custodians, page 153

4. We note your response to prior comment 33. Please revise to disclose the amount of commercial crime insurance held by the Digital Asset Custodian.
Trading Counterparties, page 162

5. We note your response to prior comment 35. Please describe the Sponsor's approval process for the Digital Asset Trading Counterparties and any specific criteria for engagement as a Digital Asset Trading Counterparty, including whether the Digital
       Asset Trading Counterparties are unaffiliated with the Fund, the Trust and the
       Sponsor. We note your disclosure that the Digital Asset Trading Counterparties may be affiliated with Authorized Participants. Please revise to disclose whether and to what extent any Digital Asset Trading Counterparty is affiliated with any of your Authorized Participants.

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets